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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
408

SEC FILE NUMBER
8 - 45529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Halliday Financial, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Glen Cove Avenue

Glen Head	New York	11545
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rachel Pino — (516) 671 - 1099 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith and Brown
(Name -- *if individual, state last, first, middle name*)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Rachel Pino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halliday Financial, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

MARIA D SCORES
Notary Public, State of New York
No. 01SC6259216
Qualified in Nassau County
Commission Expires April 9, 2016

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Management's exemption report
- [ ]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALLIDAY FINANCIAL LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

HALLIDAY FINANCIAL LLC

CONTENTS

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Halliday Financial, LLC

We have audited the accompanying statement of financial condition of Halliday Financial, LLC as of December 31, 2014. This financial statement is the responsibility of Halliday Financial, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Halliday Financial, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 27, 2015

HALLIDAY FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	1,153,242
Fees receivable		416,457
Investment in securities, at fair value		131,456
Due from clearing broker including clearing deposit of $100,000		144,407
Notes receivable and other assets		78,038
Property and equipment, net		27,178
Cash surrender value of officer's life insurance		88,780
	$	2,039,558
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Commissions payable	$	275,117
Accounts payable and accured expenses		91,849
Total liabilities		366,966
Member's Equity		
Total Member's equity		1,672,592
	$	2,039,558

See accompanying notes to financial statements.

1. Nature of business

Nature of Business

Halliday Financial LLC (the "Company") was incorporated in the state of Delaware in 2013. The Company is wholly-owned by Halliday Financial Group, Inc. (the "Parent"). The Company primarily provides consulting services to professors of the CUNY school system for their retirement plans.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Fees Receivable and Allowance for Doubtful Accounts

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its fees receivable and will establish an allowance for doubtful accounts, if necessary, based on the history of collections and current credit conditions. No allowance for doubtful accounts is deemed necessary at December 31, 2014.

Revenue Recognition

The Company's underwriting revenue includes gains, losses and fees net of expenses arising from securities offerings in which the Company acts as an underwriter or syndicate member. Revenue is recorded when the underwriting is completed and the income is reasonably determinable.

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur.

2. Summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided by utilizing the straight-line method over the estimated useful lives of the related assets:

Asset	Estimated Useful Lives
Computer and office equipment	3 -5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of Lease

Long-lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated tax return with its Parent. The Parent has elected to be treated as an "S" corporation for federal and state income tax purposes, as such, there is no provision for federal and state income taxes as the net income or loss of the Company is included on the tax return of the stockholders of the Parent. The Parent follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company's Parent is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Parent is no longer subject to income tax examinations by major taxing authorities for years before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

3. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting polices in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2014

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Assets (at fair value)				
Investments in securities, mutual funds	$ 131,456	$ -	$ -	$ 131,456

4. Notes receivable

The Company issued promissory notes to three employees in the amount of $185,000 which expire June 2015, and bear interest at a rate of 3.00% per annum. Notes receivable amounted to approximately $62,000 at December 31, 2014 and are included in notes receivable and other current assets on the accompanying statement of financial condition.

5. Property and equipment

Property and equipment consist of the following at December 31, 2014:

Computer and office equipment	$	237,642
Furniture and fixtures		168,583
Leasehold improvements		26,763
		432,988
Less: accumulated depreciation and amortization		405,810
	$	27,178

Depreciation and amortization expense amounted to approximately $13,000 for the year ended December 31, 2014.

6. Related party transactions

The Company has an Expense Sharing Agreement (the "Agreement") with related parties. Pursuant to the Agreement, the Company is reimbursed for shared monthly services and expenses which amounted to approximately $77,000 for the year ended December 31, 2014, and is included as a reduction to the respective expenses on the accompanying statement of operations.

7. Retirement plan

The Company has a retirement plan ("the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2014 the Company elected not to make a contribution.

8. Commitment

The Company leases its office facilities under operating leases expiring through May 2018.

Aggregate future minimum annual rental payments are as follows:

Year Ending December 31,

2015	$ 187,000
2016	$ 187,000
2017	$ 187,000
2018	$ 78,000
	$ 639,000

Rent expense amounted to approximately $271,000 for the year ended December 31, 2014.

9. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014 the Company's net capital was approximately $1,376,000 which was approximately $1,276,000 in excess of its minimum net capital required of approximately $100,000.

10. Exemption from Rule 15c3-3

The management of Halliday Financial LLC (the "Company"), is responsible for its compliance with the exemption from SEC Rule 15c3-3, under the provisions of paragraph (k)(2)(ii) of that rule.

11. Off balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In addition, the receivable from the clearing broker includes a clearing deposit of $100,000.

Halliday Financial, LLC
725 Glen Cove Avenue
Glen Head, NY 11545

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

Re: Annual Audit Report
December 31, 2014
SEC File No. 8-45529

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Statement of Financial Condition, which is bound separately, be deemed confidential pursuant to the rule.

Very truly yours,

Rachel Pino, CFO

2/25/15
Date